Exhibit 6.31

Country Grammer Co-Ownership Agreement

This COUNTRY GRAMMER CO-OWNERSHIP AGREEMENT is made and entered into as of the effective date (“Effective Date”) as defined in Section 9.6 below, by and among WinStar Farm, LLC, a Kentucky limited liability company, 3001 Pisgah Pike, Versailles, Kentucky 50383 (“WinStar”) and the (“Syndicate Manager”), WinStar Farm, LLC Commonwealth Thoroughbreds, LLC, COUNTRY GRAMMER Series, a Delaware limited liability company, 1450 N. Broadway, Lexington, Kentucky 40505 (hereinafter “Commonwealth”), and Zedan Racing Stables, Inc., a Kentucky corporation, 2421 Members Way, Lexington, Kentucky 40504 (“hereinafter “Zedan”), (hereinafter together WinStar, Commonwealth and Zedan are sometimes hereinafter also referred to as the “Initial Owners”).

The parties desire to provide for the co-ownership and management of the Thoroughbred Stallion COUNTRY GRAMMER (2017) by TONALIST out of ARABIAN SONG by FORESTRY (hereinafter “COUNTRY GRAMMER” and “the Stallion”). Accordingly, the parties hereby agree as follows:

1.	OWNERSHIP RIGHTS AND OBLIGATIONS.

1.1 Fractional Interests. Ownership of COUNTRY GRAMMER shall be divided into and represented by forty (40) fractional ownership interests (“Fractional Interests”) which shall be numbered 1 through 40. The owner of a Fractional Interest, including each Initial Owner, is hereinafter also called an “Owner.” Each Owner of a Fractional Interest shall be a member of the “COUNTRY GRAMMER Syndicate.” Ownership of the Fractional Interests is originally vested, as follows: Fractional Interests Numbers 1 through 14, WinStar; Fractional Interests Numbers 15 through 20, Commonwealth and Fractional Interests Numbers 21 through 40, Zedan.

The use of the term “Syndicate” refers to the aggregate of the Owners as tenants-in-common pursuant to this Agreement and is solely for convenience, and is not intended, and shall not be deemed to imply that such Syndicate constitutes a partnership, association, or legal entity. Each Fractional Interest shall not be capable of further division and only a full Fractional Interest shall have any rights hereunder. If a Fractional Interest is owned by two or more persons, the Syndicate Manager shall be entitled to rely upon any one of such persons or entities, or none of them, with respect to any matter related to such Fractional Interest.

1.2 Nominations. During each breeding season COUNTRY GRAMMER stands at stud, one “Nomination” shall be allocated to each Fractional Interest. During the first breeding season COUNTRY GRAMMER stands at stud, one Nomination shall be allocated to each Fractional Interest and during the second, third and fourth breeding seasons, one Nomination shall be allocated to each Fractional Interest and one additional Nomination shall be allocated to a Fractional Interest if such Owner has used one Nomination attributable to such Fractional Interest in such year and has at least a 25% economic interest in the resulting foal of the mare nominated. The additional Nomination must be used in such year by such Owner for the breeding of a mare which results in at least a 25% economic interest in the resulting foal. Compensatory Nominations shall be allocated to the Syndicate Manager as provided in Section 3.1, and additional Nominations shall be allocated as provided in Section 3.2 (collectively with the Owner’s Nominations, the “Normal Book”). A “Nomination” for purposes of this Agreement shall mean the right to breed one Thoroughbred mare to COUNTRY GRAMMER in each breeding season. For purposes of this Agreement, a Nomination shall be considered used by an Owner if the Owner has a minimum ownership interest in the mare bred on such Nomination of twenty-five percent (25%) or the Owner has entered into a mare-share or foal share arrangement under the terms of which the Owner is to receive a minimum of twenty-five percent (25%) of the net proceeds from the mare being bred to COUNTRY GRAMMER or of the ownership of the resulting foal. In the event the Syndicate Manager shall determine that COUNTRY GRAMMER cannot be bred safely to a Normal Book of mares during any breeding season, all available Nominations shall be offered for sale on a best-efforts basis by the Syndicate Manager. If at the time of the declaration of a reduced book, a mare has already been bred with respect to an Owner’s Nomination, such party shall retain and be entitled to register any resulting offspring from such mating without payment of any stud fee in lieu of having such Nomination included in calculating the distribution of proceeds by the Syndicate Manager and in lieu of such Owner receiving any distribution for such breeding season.

1.3 Expenses. Each Owner shall be obligated to pay its proportionate share of (a) the cost of breeding, maintenance and care of COUNTRY GRAMMER, (b) the prevailing rate for Stallion keep, and (c) the advertising, promotional, and Nomination fees and other expenses incident to the operation of the Syndicate as provided herein. The Syndicate Manager may bill each owner in advance for its proportionate share of the Breeder’s Cup Nomination fees, as an expense of the Syndicate. Statements shall be furnished by the Syndicate Manager on a monthly, quarterly, or yearly basis as the Syndicate Manager may also elect. The Syndicate Manager may sell additional Nominations each year in order to defray current costs and future costs expected to be incurred on behalf of the Owners within the 12 months following the breeding season in lieu of billing the Owners.

1.4 Mare Status Notification. On or before September 1 of each breeding season, each Owner shall notify the Syndicate Manager of the final pregnancy status of each mare bred to COUNTRY GRAMMER by such Owner or on a Nomination sold by the Owner.

1.5 Excess Book. Should the Syndicate Manager determine, after consultation and advice from the attending veterinarian, that COUNTRY GRAMMER may be bred safely to mares in excess of the Normal Book, the Syndicate Manager shall determine the number of mares to which COUNTRY GRAMMER may be bred. In each breeding season in which the Syndicate Manager shall determine to allow an excess book of mares to be bred to the Stallion, the Owner shall be entitled either to an allocation of bonus Nominations, to a proportionate share of the proceeds from the sale by the Syndicate Manager of bonus Nominations, or to a combination of one or more of the foregoing, all as determined annually by the Syndicate Manager. The Syndicate Manager may cancel or defer any portion of an excess book for any year in which the Syndicate Manager shall determine such action to be in the best interests of COUNTRY GRAMMER.

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1.6 Proceeds From Nominations. Proceeds from the sale of Nominations by the Syndicate Manager shall be distributed first to the Syndicate Manager and next to the Owners, pro rata based upon the number of their respective “Eligible Nominations.” An “Eligible Nomination” means any one of the following:

(a) In the case of the Syndicate Manager, the compensatory nominations described in Section 3.1;

(b) A Nomination, not to exceed one per breeding season, attributable to a Fractional Interest that is used by an Owner for the breeding of Owner’s mare, which mare is a “Qualified Mare” which has not been sold and which mare fails to produce a single live foal that can stand alone and nurse;

(c) In the case of a Nomination that is sold, transferred or assigned as provided in Section 4.2, where the holder of such Nomination shall elect in writing to offer the same for sale exclusively through the Syndicate Manager, which election must be made annually by such deadline as the Syndicate Manager shall establish by written notice to such persons. Each Eligible Nomination shall be assigned an equal amount equal to the average of the net Contract price for Nominations sold and collected by the Syndicate Manager up to the amount of the advertised stud fee, the Syndicate Manager may utilize up to five Nominations or proceeds therefrom for extraordinary promotions of COUNTRY GRAMMER to the extent permitted by Section 3.3. Each Fractional Interest shall then be entitled to a pro rata share of the net proceeds remaining from the sale by the Syndicate Manager of excess book Nominations. The Syndicate Manager may at any time cancel or defer any portion of an excess book for any year in which the Syndicate Manager determines such action to be in the best interests of COUNTRY GRAMMER.

2.	MARE’S SUITABILITY.

2.1 Requirements. Each mare to be bred to the Stallion shall be submitted for approval by the Syndicate Manager based upon its opinion of the quality of the mare, her physical fitness to breed and her confirmation, with consideration to the commercial appeal of the mare and her resulting foal if sold at public auction. If the mare is approved, the mare shall be considered a “Qualified Mare” if the mare is also (a) seventeen (17) years of age or younger at the start of the breeding season; (b) has been examined by a veterinarian after January 1 and found to be sound for breeding purposes; (c) is a maiden or has not been barren or failed to produce a live foal during more than one of the past two years immediately preceding the breeding season; and, (d) if pregnant on such January 1 and has a last breeding date prior to June 1. An Owner may use its Nomination for its own mare that is not approved by the Syndicate Manager, but in such event, the Syndicate Manager may, in its sole discretion, elect not to release the Stallion’s service certificate for such breeding prior to January 31 of the year any resulting foal turns two years old, and the Syndicate Manager may elect to exclude such Nomination from any distribution of proceeds pursuant to Section 1.6 above. With respect to each breeding, (a) no Owner shall be entitled to require that COUNTRY GRAMMER be bred at any time or under any circumstances or conditions when to do so would be injurious to his health, fertility or future breeding capacity and (b) each mare offered for breeding shall be in sound condition and free from infection, and in each case, the determination of the Syndicate Manager, its supervising employee, or the attendant veterinarian, in such regard shall be final and binding.

2.2 Substitutions; Covers. Once a mare has been covered by COUNTRY GRAMMER in a breeding season, the Nomination for such mare shall be deemed to have been used. No other mare may be substituted for breeding in that breeding season unless the Syndicate Manager, in its sole discretion, approves substitution for (a) a mare certified to be dead or certified by a veterinarian to be both barren and unsound for breeding for the remainder of such breeding season or (b) other extraordinary circumstances. Without the consent of the Syndicate Manager, no mare may be covered on more than four (4) occasions in any breeding season.

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3.	SYNDICATE MANAGER; COMPENSATORY NOMINATIONS.

3.1 The Syndicate Manager. COUNTRY GRAMMER shall stand at stud under the supervision and management of the Syndicate Manager and initially shall stand at stud at WinStar Farm, Woodford County, Kentucky. The Syndicate Manager may be removed or COUNTRY GRAMMER may be moved to stand during Northern Hemisphere breeding seasons outside Kentucky only with the affirmative vote of the Owners of eighty percent (80%) of the Fractional Interests. The Syndicate Manager may resign upon sixty (60) days’ written notice to the Owners, provided that such resignation shall not become effective during the period commencing on February 1 and ending on July 15 of any year. Upon resignation or removal of the Syndicate Manager, a successor may be elected by a vote of the Owners of a majority of the Fractional Interests. As compensation for services in each breeding season that COUNTRY GRAMMER stands at stud under its management, the Syndicate Manager shall receive eight (8) free Nominations and Stallion keep at its customary rates.

3.2 Lifetime Breeding Rights. There are up to sixty (60) lifetime breeding rights in and to the Stallion, two (2) of which are reserved to Bob Baffert and fifty-eight (58) of which shall be sold by the Syndicate Manager under the terms of the WinStar Farm “Dream Big” Program as reflected in the records of the Syndicate Manager. Each lifetime breeding right sold under the Dream Big program shall entitle each holder thereof to produce two (2) live foals utilizing Nominations to the Stallion at the full advertised stud fee. The holder may also elect to breed two mares in the first year. Once the lifetime breeding right has been fully earned, the holder shall thereafter receive one Nomination in each Northern Hemisphere breeding season for the breeding life of the Stallion, without cost. The lifetime breeding rights shall not entitle the holder thereof to an ownership interest in the Stallion, nor the right to any income from sale or use of nominations to the Stallion, nor shall the holder be obligated for any expenses associated with the Stallion. In any breeding season that the lifetime breeding right holder is entitled to transfer a lifetime breeding right Nomination, the lifetime breeding right holder may sell the Nomination for that breeding season, provided, however, such Nomination shall not be sold or transferred for less than the then current advertised stud fee for the Stallion without the written consent of Syndicate Manager. On or before September 1 of each breeding season, the holder shall, or shall cause his nominee to, notify the Syndicate Manager of the final pregnancy status of each mare bred on a Nomination allocable to a lifetime breeding right. The Syndicate Manager shall have no obligation to sell or otherwise dispose of any Nomination. The Syndicate Manager shall have no liability to the owner of the lifetime breeding right for any accident, sickness, or disease contracted by COUNTRY GRAMMER or by any mare in connection with breeding to COUNTRY GRAMMER. Any transfer or sale of a lifetime breeding right shall be subject to a first right to purchase in favor of Owners in accordance with Section 4.3.

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3.3 Allocation of Money; Promotional Fund; Statements. After the Syndicate Manager has made the payments to the holders of the Eligible Nominations in the Normal Book, and any Nominations assigned in an excess book (including the holder of the lifetime breeding rights for each Nomination the Syndicate Manager has agreed to offer for sale), as provided in Section 3.4, the Syndicate Manager may then apply proceeds and receipts (a) for payment of the costs of preparation of this Agreement and the syndication of COUNTRY GRAMMER and other amounts paid and expenses incurred in accordance with this Agreement, (b) to establish reasonable reserves for payment of expenses anticipated within the following twelve (12) months, and (c) to establish a discretionary fund in an amount not to exceed the advertised stud fee multiplied by five (5) (but reduced by the number of Nominations from such breeding seasons that have been contributed for promotions). Additional funds from the sale of Nominations in an excess book that have not been allocated and stallion awards from the Breeder’s Cup and any state or similar program shall be paid to the Owners on a proportionate basis. The five (5) Nominations which may be contributed or the proceeds from which may be used for promotions of COUNTRY GRAMMER shall be restricted for extraordinary promotions of COUNTRY GRAMMER approved by the Syndicate Manager in its sole discretion, such as funding the purse for a race sponsored by WinStar or named after COUNTRY GRAMMER, special advertising and promotions of COUNTRY GRAMMER, contributing a Nomination for sale at an auction held to promote and fund a non-profit organization related to the Thoroughbred industry, and for acquisition of horses (or the rights to sell the same at public auction) if the Syndicate Manager, in its sole discretion, believes the sale of such horses would be detrimental to the reputation or auction averages of COUNTRY GRAMMER. If a horse is acquired as part of the promotion, the Syndicate Manager is authorized to make a gift of such horse in whole or in part to any private person or an institution that agrees to assume future expenses for such horse, with the understanding that the horse will not be raced or slaughtered. The Syndicate Manager shall also have the authority to sell or gift memorabilia, to issue NFTs (Non-Fungible Tokens) including the image, likeness or name “COUNTRY GRAMMER” and to create opportunities for fans to visit COUNTRY GRAMMER for such remuneration, if any, as the Syndicate Manager in its sole discretion determines appropriate, the rights to which intellectual and other property shall be retained by Owners for the benefit of the Syndicate. The five (5) Nominations which may be contributed or the proceeds from which may be used for promotions of COUNTRY GRAMMER shall be non-cumulative from one breeding season to the next, but with five (5) such Nominations being available in each breeding season on the terms set forth in this Paragraph 3.3.

3.4 Authority. The Syndicate Manager shall be entitled to determine the starting date and ending date for each breeding season and the maximum number of mares which may be covered by COUNTRY GRAMMER in a breeding season. The Syndicate Manager shall be entitled to determine the policy to be established annually for the sale, allocation, and use of Nominations in an excess book. The Syndicate Manager shall have the right to establish a deadline for an Owner to authorize the Syndicate Manager to sell the Owner’s Nominations and have the same included in distributions pursuant to Section 1.6. The Syndicate Manager shall be entitled to determine the advertised stud fee required for nominating COUNTRY GRAMMER to the Breeder’s Cup, and the fees to be charged for Nominations sold by the Syndicate Manager, which may vary depending on payment dates, guarantees provided and market conditions. The Syndicate Manager may agree to pay fees and commissions for actual services rendered, not exceeding five percent (5%), in connection with the sale of Nominations; provided, however, that no fees and commissions shall be payable to the Syndicate Manager or its affiliates. The Syndicate Manager may allow discounts to mare owners breeding multiple mares to stallions standing under the management of the Syndicate Manager, such discounts to be allocated pro rata in accordance with the advertised stud fee. The Syndicate Manager, acting in its reasonable discretion, shall also have the right to grant complimentary breedings to the Stallion in extraordinary circumstances. The Syndicate Manager shall have responsibility for the general supervision and management of COUNTRY GRAMMER, including supervision and control of all breeding activities. The Syndicate Manager may move COUNTRY GRAMMER to stand under its supervision and management at another farm located in Central Kentucky. The Syndicate Manager shall select and employ a veterinarian to attend COUNTRY GRAMMER, shall determine when, on a fair and equitable basis, the mares to be serviced shall be so serviced and whether the mares and COUNTRY GRAMMER are in suitable condition for breeding, shall keep or cause to be kept such records as are appropriate, and shall select such attorneys and accountants as may be required in the administration hereof. The Syndicate Manager shall select the bank accounts into which receipts are deposited and held, which accounts may pay interest for the sole account of the Syndicate Manager as additional compensation for its services. The Syndicate Manager shall expend on behalf of the Syndicate such sums as may be appropriate for the promotion and advertising of COUNTRY GRAMMER. The Syndicate Manager in its sole discretion shall have authority to nominate COUNTRY GRAMMER as the Stallion standing in North America to the program established by the Breeder’s Cup Limited and any similar national program determined by the Syndicate Manager to be to the benefit of COUNTRY GRAMMER or the owners.

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3.5 Southern Hemisphere. Unless Southern Hemisphere is otherwise specified herein, “breeding season” shall mean the Northern Hemisphere breeding season for purposes of this Agreement. During each Southern Hemisphere breeding season that the health and libido of COUNTRY GRAMMER shall permit, the Syndicate Manager, in its sole discretion, may (a) allow COUNTRY GRAMMER to cover mares at the stud where he stands in. Central Kentucky for the account of the Owners, (b) arrange for COUNTRY GRAMMER to be shipped to the Southern Hemisphere to cover mares for the account of the Owners under the supervision of stud farms affiliated with the Syndicate, (c) arrange for COUNTRY GRAMMER to be shipped to the Southern Hemisphere under a lease or similar arrangement to stand at independent stud farms or (d) sell the rights to the Southern Hemisphere breeding qualities of COUNTRY GRAMMER for the account of the Owners upon such terms and conditions as are agreed upon by the Syndicate Manager.

3.6 Standard of Care. The Syndicate Manager shall employ the degree of care customarily employed in Kentucky by persons who keep and breed Thoroughbred stallions. The Syndicate Manager shall not be liable for loss of, theft of, or injury to COUNTRY GRAMMER to anyone other than an Owner who does not have in force mortality insurance and who establishes by clear and convincing evidence that such degree of care has not been employed, and any such liability shall in no event exceed the amount paid upon the first sale of a Fractional Interest by the Syndicate Manager, reduced by ten percent (10%) for each breeding season COUNTRY GRAMMER shall have stood at stud. The Syndicate Manager shall not be responsible for any injury, disease or death of any mare resulting from breeding or attempting to breed to COUNTRY GRAMMER. The Syndicate Manager shall have no obligation or responsibility to verify the identity of any mare presented for breeding, such responsibility being solely that of each Owner or its respective assigns.

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4.	TRANSFERS.

4.1 Auctions. No Fractional Interest and no Nomination may be offered for sale at public sale without the consent of the Syndicate Manager. For purposes of this Agreement, a public sale shall include all auctions (whether public, private or otherwise) and similar sales at which items are sold to the highest bidder, whether or not an auctioneer is present and whether the bidders are present or participate through telecommunications or make written bids as well as lists circulated or published by agents and dealers. With respect to permitted public sales, only one Nomination and only one Fractional Interest may be offered for sale by any one sales company (including all affiliates thereof) during any calendar month. Any Owner desiring to sell a Nomination or Fractional Interest at auction shall notify the Syndicate Manager of the time, date and place of auction at least thirty (30) days prior to the sale and shall designate the particular Fractional Interest or Nomination to be sold. Only Owners (including the Syndicate Manager as Owner) so notifying the Syndicate Manager shall be entitled to sell at auction, and should the Syndicate Manager receive notice with respect to more than one Fractional Interest or Nomination, the Syndicate Manager shall determine by lot which Fractional Interest and which Nomination may and which may not be sold at each auction sale.

4.2 Transfer of Nominations. Subject to the provisions of the preceding Section and as provided herein, Nominations may be sold, exchanged or otherwise transferred or assigned, provided that (a) Nominations may not be accumulated from one breeding season to another, (b) written notice of such transfer must be given to the Syndicate Manager within ten (10) days of sale, and (c) any sale or transfer by an Owner who has not made payment in full of indebtedness secured by his Fractional Interest is subject to the conditions set forth in the security agreement creating the security interest. In the event the Syndicate Manager shall have been notified that a Fractional Interest is subject to a security interest, the Syndicate Manager may, but shall not be required to, refuse to record the transfer of any Nomination without the written approval of the person holding the security interest.

4.3 Fractional Interests. First Right to Purchase. Fractional Interests may (a) pass by inheritance or will, (b) be transferred by gift or sale to a member of the Owner’s immediate family, (c) be transferred to or from any firm, partnership or other entity controlled by, or of which a twenty-five percent (25%) or greater interest is owned by the Owner and his immediate family or any of them, (d) be assigned and transferred of record to any successor corporation, partnership, trust, estate, or other entity which acquires the Owner or its assets by assignment, or operation of law, or otherwise, or (e) be assigned or transferred once by an Initial Owner, all without being subject to the first right to purchase as hereinafter described; provided, however, that in each case the Syndicate Manager shall be furnished with affidavits or other information acceptable to it that any proposed transfer is not subject to the first right to purchase within the terms of this Section. No other Fractional Interest or part thereof shall be sold without offering the remaining Owners and the Syndicate Manager the first right to purchase such interest. Any sale or transfer of a Lifetime Breeding Right shall also be subject to this First Right to Purchase, but by Initial Owners only. Any Owner who receives an offer to purchase a Fractional Interest which the Owner is willing to accept shall notify the Syndicate Manager in writing, stating the name of the proposed purchaser and providing a copy of the offer. The Syndicate Manager shall send the terms of the offer to purchase the Fractional Interest to the other Owners within one (1) business day of receiving same. The Owners shall then have five (5) days in which to elect to purchase one (1) or more of such Fractional Interests that the Owner desires to sell at the same price and on the same terms; provided, however, that the Owners shall not be required to pay any fee or commission payable to a representative of the prospective buyer or a fee or commission in excess of five percent (5%) to a representative of the selling Owner. If more than one of the Owners desires to purchase the Fractional Interest being offered, the Owner entitled to purchase the Fractional Interest shall be determined by lot among such Owners, based on the number of Fractional Interest owned by them, respectively. The Owners and Syndicate Manager shall be furnished with affidavits or other acceptable information that a proposed transfer is not subject to the first right to purchase within the terms of this Section and regarding purchases of any partial interests in a Fractional Interest.

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4.4 Expenses; Taxes. In the event an Owner shall attempt to transfer a Fractional Interest at a time when Syndicate expenses have been incurred and the Owner has not then paid his proportionate share of such expenses, the transferee of such Fractional Interest shall assume and shall be required to pay as a condition of assuming all rights of ownership of such Fractional Interest, all outstanding expenses of the Syndicate attributable to the Fractional Interest being acquired. Each Owner shall be responsible for all sales, use and other taxes payable in connection with the use, sale or transfer of his Fractional Interest and Nominations attributable thereto. Each Owner shall either deposit with the Syndicate Manager the amount of all such taxes for remittance to the appropriate taxing authority or furnish to the Syndicate Manager such evidence of payment of, or exemption from, all such taxes as the Syndicate Manager shall reasonably request.

4.5 Effectiveness. No transfer or attempted transfer of a Nomination or of a Fractional Interest by an Owner or assigns shall be effective as to the Syndicate Manager or the other Owners until such transfer shall have been recorded by the Syndicate Manager on the books and records maintained by the Syndicate Manager.

5.	RISK OF LOSS; INSURANCE.

5.1 Risk of Loss. Each Owner with respect to its Fractional Interest shall bear all risks of loss, including, without limitation, risk of mortality.

5.2 Casualty Insurance. Syndicate Manager hereby warrants and represents to Owners that it has acquired a policy of First Year Congenital Infertility Insurance, including mortality and permanent infertility as a result of accident, sickness or disease on the Stallion, at standard rates from Stryde Group for each purchased Fractional Interest (s). Syndicate Manager cannot allow any purchaser of a Fractional Interest to obtain a separate policy of insurance for any risk of first year congenital infertility on the Stallion during the first year. The costs of the premium for the insurance coverage will be billed directly to each Owner by Stryde Group and each Owner shall be obligated to pay its pro rata share of the premium for such coverage. Syndicate Manager agrees that in the event of a claim under the foregoing policy of insurance, it shall pay to each Owner its pro rata share of the proceeds of such claim. Any Owner may decline to participate in such insurance.

5.3 Public Liability. The Syndicate Manager shall keep and maintain at the expense of the Owners a policy of public liability insurance in a reasonable amount insuring against loss or liability to any persons by reason of negligence of the Syndicate Manager, its agents, servants and employees, in the keep, maintenance, and standing of COUNTRY GRAMMER.

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5.4 Control. Certain insurance policy provisions purchased by the Owners may provide the insurance carriers with the right to exercise sole and absolute discretion concerning the control of COUNTRY GRAMMER (including control of the treatment, location, use, retention and/or disposal of COUNTRY GRAMMER) in the event of a claim. The Syndicate Manager shall not be bound by, and shall have no obligation or liability from failing to abide by, any such provisions. The Syndicate Manager may, however, in its sole discretion, nevertheless allow the insurance carriers to exercise such policy provisions relating to control and shall have no liability for or obligation with respect to any action taken by such carriers or their representatives. Nothing in this Section shall be construed to divest any Owner of its Fractional Interest.

6.	OPERATION OF THE SYNDICATE: RECORDS: POWERS

6.1 Meetings. The Syndicate Manager or the Owners of fifteen (15) or more Fractional Interests may call a meeting of Owners upon not less than ten (10) days written notice, to be held within Woodford County, Kentucky. The notice must state the date, time, place and purpose of the meeting. Each Owner shall be entitled to one vote for each Fractional Interest owned by him which may be cast in person or by agent or proxy, duly authorized in writing, an original of which shall be presented at the meeting for inspection. No subject matter shall be considered at any meeting unless notice thereof is included in the notice of such meeting. Except as otherwise provided herein, a majority vote shall decide all questions properly submitted, provided a majority of all Fractional Interests is present in person or represented by proxy at such meeting. Any action which may be taken at a meeting may be taken without a meeting if Owners of the required number of Fractional Interests vote by written instrument so to do.

6.2 Jockey Club Documentation. The Jockey Club certificate of foal registration for COUNTRY GRAMMER shall be endorsed to the syndicate created hereby and delivered in accordance with the instructions of the Syndicate Manager. The Syndicate Manager shall maintain all records required by the Jockey Club relating to stallions and shall promptly submit to the Jockey Club all required reports as they become due. The Syndicate Manager shall also cause to be issued certificates required for the registration of foals sired by COUNTRY GRAMMER to those entitled thereto and who are in compliance with this agreement. The Syndicate Manager may deliver stallion service certificates to sales companies in connection with attempts at collection of unpaid stud fees.

6.3 Registration of Ownership. The Syndicate Manager shall maintain syndicate records indicating ownership of each Fractional Interest. Upon receipt of written evidence of transfer of ownership of a Fractional Interest and such other evidence as the Syndicate Manager shall reasonably request, which shall include the agreement of the transferee to be bound by all the terms of this Agreement, the Syndicate Manager shall transfer ownership on the syndicate records. The Syndicate Manager may refuse to make any such transfer if the Syndicate Manager has been notified that the Fractional Interest is subject to a security interest unless the Syndicate Manager has also been furnished evidence that the transfer does not violate the terms of the security agreement creating such security interest.

6.4 Ownership. Each Fractional Interest shall be indivisible, but may be owned jointly by two or more parties in which event the Owners and the Syndicate Manager shall be entitled to deal with and to accept and rely upon and act upon any information, instructions or facts represented by any one of such persons. If a Fractional Interest is held by a corporation, partnership or similar entity, the Owners and the Syndicate Manager shall be entitled to deal with and accept and rely upon any information, instructions or facts represented by any officer of the corporation, manager of entity, general partner of a partnership, or other person having actual authority. Only a full Fractional Interest shall have any rights hereunder.

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6.5 Records; Reports. The Syndicate Manager shall keep books and records of account which shall accurately reflect all receipts and disbursements for and on behalf of the Owners. The Syndicate Manager shall furnish to each Owner a statement reflecting the receipts and disbursements by and on behalf of the syndicate, which statement shall be either included with a quarterly statement for expenses or furnished on an annual basis. The Syndicate Manager shall furnish to each Owner, as soon as practical after the end of each breeding season, a statement showing the results of the breeding season. The Syndicate Manager shall make available at the offices of WinStar Farm in Woodford County, Kentucky or at the premises where COUNTRY GRAMMER is kept on any business day between the hours of 10:00 a.m. and 4:00 p.m., local time, the books and records of this syndicate to any Owner who so requests by seventy-two (72) hours written notice. The Owners each acknowledge there is no expectation of privacy with respect to the ownership of a Fractional Interest in COUNTRY GRAMMER, and the Syndicate Manager is authorized to send a list of Owners to any Owner requesting said information in good faith.

6.6 Confidentiality. The Owners agree to keep and maintain in confidence, except as may be required by law, the names and addresses of the Owners and all reports and other information provided or made available to them by the Syndicate Manager and not to disclose the same to anyone other than the respective employees, attorneys, financial advisors, and accountants for the Owners who agree to maintain such confidentiality. Any other dissemination of such information by any Owner to be any other person or entity not an Owner shall be grounds for the Syndicate Manager to withhold any future information that it would otherwise regularly distribute. Any Owner who is found to have disseminated any such information shall indemnify and hold harmless the Syndicate Manager and each of the other Owners against costs and expenses (including but not limited to attorney fees) and any liabilities (including but not limited to judgments, fines, penalties, and settlements) paid by or imposed against the Syndicate Manager or any of the Owners, in connection with any actual or threatened claim, action, suit or proceeding, whether civil, criminal, administrative, legislative, investigative, or other (including any appeal relating thereto) in which any such Owner is involved, whether as a party, witness, or otherwise, because he, she or it was responsible for disseminating such information in violation of this Section.

7.	RELATIONSHIP AND ACTIVITIES.

7.1 Relationships. The Owners agree that (a) their relationship shall be that of tenants in common of a chattel possession of which shall be as provided herein, and (b) the relationship of the Owners to the Syndicate Manager shall be that of principal and agent, with the agency of the Syndicate Manager being one that is coupled with an interest in COUNTRY GRAMMER. The Owners waive any right which they may otherwise have to demand the partition or sale for partition of COUNTRY GRAMMER and agree that the sole and adequate means by which any Owner may divest himself of his interest in COUNTRY GRAMMER shall be by the transfer of his Fractional Interest.

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7.2 Powers of Attorney. Each Owner authorizes and empowers the Syndicate Manager and constitutes and appoints the Syndicate Manager as the Owner’s agent and attorney-in-fact, (a) to do and file on behalf of such Owner such things as the Syndicate Manager shall deem necessary or appropriate with The Jockey Club, and (b) to execute such elections as may be required by the taxing authorities of the United States and as may be herein provided.

7.3 Tax Election. It is not the purpose or intention of this Agreement to create, and this Agreement shall not be considered as creating a joint venture, partnership or other relationship whereby any party shall be held liable for the omissions or commissions of any other party; but, if for federal tax purposes this Agreement or the relationship established hereby and the operations hereunder are regarded as a partnership as that term is defined in the Internal Revenue Code of 1986, then the Owners hereby elect not to be treated as a partnership and to be excluded from the application of all provisions of Subchapter K, Chapter 1, subtitle A of such Code. In making this election, each and every Owner acknowledges that the income derived from him by reason of his ownership of a Fractional Interest can be adequately determined without the necessity for any computation of partnership taxable income, and all such Owners agree not to give notices or take any other action inconsistent with the election hereby made. In the event that for whatever reason, the Internal Revenue Service shall require that computations be made pursuant to Subchapter K, the Initial Owner and each other Owner elects, and as a condition of remaining an Owner agrees, (a) to have depreciation determined pursuant to Section 704(c)(3) as though undivided interests had been contributed by each Owner and, in the case of a transfer of a Fractional Interest to have the basis of COUNTRY GRAMMER adjusted in accordance with the provisions of Section 743 of the Internal Revenue Code of 1986, and authorizes the Syndicate Manager to file such election in accordance with Section 754 of such Code, (b) to have each other item of expense allocated as provided in this Agreement and (c) to have each item of income, in the case of a Nomination, allocated to the Owner entitled to use the same, and in the case of cash, allocated to the Owner to whom paid or credited.

7.4 Other Activities. The Syndicate Manager shall not be required to devote itself exclusively to its duties hereunder. The Syndicate Manager shall be expressly permitted to conduct any other business activities and to accept any other engagements, including, without limitation, the management of other stallions, the purchase, sale, racing and breeding of Thoroughbreds, or any one or more of them.

8.	DEFAULT AND SECURITY.

8.1 Defaults. The Syndicate Manager shall have an agricultural lien upon and a security interest in any Fractional Interest as to which any portion of the amounts billable to Owners hereunder and so billed have not been paid. The Syndicate Manager may assess a service charge of two percent (2%) per month, payable monthly, upon any amounts billed to an Owner which remain unpaid for ten days. The Syndicate Manager shall be entitled to commence legal action upon ten (10) days’ prior written notice to an Owner, the date of such notice being the date upon which the cause of action for nonpayment shall be deemed to occur. In the event the default shall continue for a period of twelve (12) months, commencing on the last day of the first quarter for which the Owner shall be in arrears, the Syndicate Manager shall be entitled to sell the Fractional Interest, as agent and attorney-in-fact, for the Owner who is so in default. In addition, the Syndicate Manager may cast all votes, may withhold stallion service certificates, and may refuse to permit a mare to be bred on any season attributable to a Fractional Interest, the Owner of which is (a) more than two calendar quarters in arrears on amounts payable by such Owner; or (b) is in default of an installment of principal or interest on the purchase price for the Fractional Interest; or (c) who fails to furnish evidence, acceptable to the Syndicate Manager, either (i) that the use of any Nomination by the Owner or his assignee is not subject to any sales and use taxes or other taxes imposed by the Commonwealth of Kentucky or other governmental entity having jurisdiction, or (ii) that all such taxes have been paid.

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8.2 Arbitration. Except for a proceeding instituted to enforce a lien or security interest and collect amounts secured thereby, if a disagreement exists among the Owners or between one or more of the Owners and the Syndicate Manager concerning COUNTRY GRAMMER or relating to the relationships, rights, duties, or obligations hereunder (a “Dispute”), any one of the disputants may require the other parties to submit the Dispute to arbitration. Such arbitration shall proceed in accordance with the arbitration rules of the American Arbitration Association then pertaining (the “Rules”), insofar as such Rules are not inconsistent with the provisions expressly set forth in this Agreement pursuant to the following procedures:

8.2.1 All proceedings before the arbitrators shall be held in the principal city of the county or state having jurisdiction over the location where COUNTRY GRAMMER stands at stud or such other more convenient location as the arbitrators may select.

8.2.2 The arbitration shall be held before a panel of three arbitrators, one designated by the Syndicate Manager, one designated by the Owner or the Owners of the Fractional Interest or Interests the rights and obligations of which form the basis for the Dispute, and one selected by the first two arbitrators so designated.

8.2.3 The costs and fees of the arbitration, including attorneys’ fees of the parties, shall be allocated by the arbitrators.

8.2.4 The award rendered by the arbitrators shall be final unless proven to be in manifest disregard of law, arbitrary and capricious, or completely irrational and judgment may be entered in accordance with applicable law and in any court having jurisdiction thereof.

8.2.5 The existence and resolution of the arbitration shall be kept confidential by the Syndicate Manager and the Owners and by the arbitrators except as required by law or may be necessary in connection with the enforcement of the award.

8.3 Jurisdiction, etc. No Dispute shall be submitted to arbitration and no action for the breach of any provision of this Agreement or in connection with COUNTRY GRAMMER or the operation hereof other than an action specified in Section 8.1 may be commenced more than one (1) year after the event giving rise to such cause of action shall have occurred. Each Owner agrees to hold harmless each other Owner and the Syndicate Manager from any costs, expenses and liabilities resulting from a breach or alleged breach of one or more representations or warranties made in connection with the sale or transfer of a Fractional Interest by such Owner. Each Owner and the Syndicate Manager consents to the jurisdiction of all courts located within the United States of America for the purpose of enforcing the agreement to arbitrate and for the purpose of enforcing any award or finding made by the arbitrators and also consents to the venue of any such action or proceeding in such courts (all parties hereby waiving any defense of forum non conveniens.)

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9.	MISCELLANEOUS.

9.1 Proportionate. “Proportionate” when used herein with respect to any Owner shall mean the percentage determined by dividing the number of Fractional Interests owned by such Owner by the total number of Fractional Interests (i.e., 40).

9.2 Headings; Separability. Article, section and paragraph headings and the table of contents are for convenience only and shall not affect the construction hereof. In case any provision shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

9.3 Disclosure and Waiver of Conflicts. In connection with the preparation of this Agreement, the Owners acknowledge and agree that: (i) the attorney that prepared this Agreement (“Attorney”) acted as legal counsel to the Syndicate Manager; (ii) the Owners have been advised that the interests of the Owners may be opposed to each other and, accordingly, the Attorney’s representation of the Syndicate Manager may not be in the best interests of the other Owners; and (iii) acknowledge that they have been advised to retain separate counsel and, if they have not done so, have waived their right to do so; and (iv) jointly and severally forever waive any claim that the Attorney’s representation of the Syndicate Manager or any one of them constitutes a conflict of interest.

9.4 Termination; Modification. COUNTRY GRAMMER may be sold and this Agreement and the Syndicate created hereunder may be terminated, canceled, altered, amended or modified with the affirmative vote of Owners who hold a majority of the Fractional Interests with respect to Southern Hemisphere issues as provided in Section 3.5 and otherwise of Owners who hold at least eighty percent (80%) Fractional Interests; provided, however, in connection with a termination, cancellation, alteration, amendment, or modification of this Agreement or the sale of COUNTRY GRAMMER: (a) if Owners vote to approve a sale of COUNTRY GRAMMER any Owner voting to sell shall first offer its Fractional Interests to the Syndicate Manager at a price equal to the proportionate sales price for COUNTRY GRAMMER in the manner and on the terms provided in Section 4.3; (b) if such sale will result in the Stallion being relocated outside North America, the lifetime breeding rights in Section 3.2 shall terminate; (c) if such sale will result in the Stallion continuing to stand in North America, the lifetime breeding rights shall remain in effect or be terminated in consideration of the receipt of one percent (.05%) of the net sales proceeds for each lifetime breeding right, all at the option of the Syndicate Manager; (d) the Syndicate Manager shall be entitled to a fee equal to five percent (5%) of the sales price for COUNTRY GRAMMER or such Fractional Interests if the first offer is accepted; and (e) the obligations and duties of any incumbent syndicate manager may not be increased without its consent. If not sooner terminated, the Syndicate will terminate automatically on December 31, 2075.

9.5 Notices. Notices required hereunder to be given to the Owners shall be effective and binding if sent by prepaid United States mail, email, telegram, mailgram, facsimile, cablegram, delivery service, or delivered in person to the address of the respective Owner, as the address is shown on the syndicate records maintained by the Syndicate Manager, and notices to the Syndicate Manager shall only be effective and binding upon the actual and timely receipt thereof by the Syndicate Manager.

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9.6 Binding Effect/ Effective Date. This Agreement and each and every provision hereof shall be binding upon and shall inure to the benefit of the parties to this Agreement, and all other persons who acquire a Fractional Interest or the right thereto, the respective partners thereof where any such party or person is a partnership, and their respective heirs, personal representatives, administrators, successors, assigns and transferees, whether with or without consideration. This Agreement is being signed by the Initial Owners and the Syndicate Manager as of the “Effective Date” of this Agreement, with the understanding and agreement that this Agreement shall be in effect as of the Effective Date. The “Effective Date” shall be the date upon which COUNTRY GRAMMER is permanently retired from racing and delivered to the Syndicate Manager.

9.7 Controlling Law. This Agreement, as well as all the instruments executed with respect to or pertaining to any right or interest created hereunder, shall be governed by and construed in accordance with the prevailing law of the Commonwealth of Kentucky.

9.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same Agreement.

[Signature Page Follows.]

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IN WITNESS WHEREOF each of the parties has signed, or caused to be signed on their behalf, on the following page, this Agreement all as of the Effective Date herein.

INITIAL OWNERS:

WinStar Farm, LLC

By:	/s/ Elliott Walden
Elliott Walden, President and CEO

Commonwealth Thoroughbreds, LLC COUNTRY GRAMMER Series

By:	/s/ Brian Doxtator
Brian Doxtator

Its:	Managing Member

Zedan Racing Stables, Inc.

By:	/s/ Troy Mulligan
Troy Mulligan

Its:	President

SYNDICATE MANAGER:

WinStar Farm, LLC

By:	/s/ Elliott Walden
Elliott Walden, President and CEO

Signature Page to COUNTRY GRAMMER Co-Ownership Agreement